Investor News	Fresenius Medical Care AG & Co. KGaA Investor Relations Else-Kröner-Str. 1 D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir@fmc-ag.com

North America:
Terry L. Morris
Phone: + 1 800 948 2538
Fax: + 1 615 345 5605
E-mail: ir@fmc-ag.com

Internet: www.fmc-ag.com

April 30, 2008

Fresenius Medical Care Reports Strong Start For 2008 and Confirms Outlook for Full Year

Summary First Quarter 2008:

Net revenue	$2,512 million	+ 8%

Operating income (EBIT)	$389 million	+ 7%

Net income	$186 million	+ 16%

Earnings per share	$0.63	+ 15%

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of dialysis products and services, today announced its results for the first quarter of 2008.

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Revenue

Net revenue for the first quarter 2008 increased by 8% to $2,512 million (4% at constant currency) compared to the first quarter 2007. Organic revenue growth worldwide was 5%. Dialysis services revenue grew by 5% to $1,844 million (3% at constant currency) in the first quarter of 2008. Dialysis product revenue increased by 19% to $667 million (10% at constant currency) in the same period.

North America revenue increased by 2% to $1,668 million. Dialysis services revenue grew by 1% to $1,495 million. Excluding effects of the divestiture of the perfusion business in spring 2007, dialysis services revenue increased by 3%. Average revenue per treatment for the U.S. clinics was at $326 in the first quarter 2008 compared to $ 329 for the first quarter of 2007 and $325 for the fourth quarter of 2007. Versus the fourth quarter of 2007, this development was based on an increase in underlying reimbursement rates and an increase in EPO utilization. Dialysis product revenue increased by 12% to $172 million well above market and was led by strong sales of all of our major products, the 2008K hemodialysis machines, concentrates, dialyzers and the phosphate binding drug PhosLo.

International revenue was $844 million, an increase of 23% (10% at constant currency) compared to the first quarter of 2007. Dialysis services revenue reached $349 million, an increase of 26% (13% at constant currency). Dialysis product revenue rose by 22% to $495 million (9% at constant currency), led by strong dialyzer and dialysis machine sales.

Earnings

Operating income (EBIT) increased by 7% to $389 million compared to $365 million in the first quarter 2007. Operating margin decreased from 15.7% in the first quarter of 2007 to 15.5% in the first quarter of 2008 reflecting mainly the increased expenditures for our corporate research and development activities and the expansion in the International dialysis services business.

In North America, the operating margin increased by 60 basis points from 15.8% to 16.4% in the first quarter of 2008. The strong underlying business was supported by the increase in underlying reimbursement rates, dialysis services cost containment and a continued strong performance of renal products and PhosLo. This was partially offset by a lower utilization and reduced reimbursement rates for EPO.

In the International segment, the operating margin decreased by 60 basis points to 17.0% mainly due to the growth in the dialysis care business through an increased number of De Novo clinics and associated start-up costs.

Net interest expense for the first quarter 2008 was $83 million compared to $95 million in the same quarter of 2007. This positive development was mainly attributable to lower average interest rates.

Income tax expense was $114 million for the first quarter of 2008 compared to $103 million in the first quarter of 2007, reflecting effective tax rates of 37.3% and 38.0%, respectively.

Net income for the first quarter 2008 was $186 million, an increase of 16%.

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Earnings per share (EPS) for the first quarter of 2008 rose by 15% to $0.63 per ordinary share compared to $0.54 for the first quarter of 2007. The weighted average number of shares outstanding for the first quarter of 2008 was approximately 296.6 million shares compared to 295.2 million shares for the first quarter of 2007. The increase in shares outstanding resulted from stock option exercises in 2007 and in the first quarter 2008.

Cash Flow

In the first quarter of 2008, the Company generated $192 million in cash from operations, representing approximately 8% of revenue. The cash flow generation was primarily affected by an increase in Days Sales Outstanding (DSO) in the first quarter of 2008 compared to 2007 and higher income tax payments.

A total of $154 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $38 million compared to $174 million in the first quarter of 2007 on a reported basis. A total of $32 million in cash was used for acquisitions net of divestitures. Free Cash Flow after acquisitions and divestitures was $6 million compared to $84 million in the first quarter last year.

Please refer to the attachments for a complete overview on the first quarter of 2008 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of March 31, 2008, Fresenius Medical Care treated 177,059 patients worldwide, which represents a 5% increase in patients compared to the same period last year. North America provided dialysis treatments for 122,691 patients, an increase of 3%. Including 32 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 124,403. The International segment served 54,368 patients, an increase of 8% over last year.

As of March 31, 2008, the Company operated a total of 2,297 clinics worldwide. This is comprised of 1,640 clinics in North America, an increase of 4%, and 657 clinics in the International segment, an increase of 6%.

Fresenius Medical Care delivered approximately 6.72 million dialysis treatments worldwide during the first quarter of 2008. This represents an increase of 5% year over the same quarter last year. North America accounted for 4.65 million treatments, an increase of 4%, and the International segment delivered 2.08 million treatments, an increase of 8% over last year.

Employees

As of March 31, 2008, Fresenius Medical Care had 62,504 employees (full-time equivalents) worldwide compared to 61,406 employees at the end of 2007. The increase of approximately 1,100 employees is primarily due to the Company’s overall growth in business.

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Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes and Amortization (EBITDA) decreased from 3.09 at the end of the first quarter 2007 to 2.82 at the end of the first quarter 2008. At the end of 2007, the debt/EBITDA ratio was 2.84.

Rating

Standard & Poor’s has assigned upgraded debt and recovery ratings to the Company’s unsecured debt issues in the first quarter of 2008. The Company’s corporate credit rating as ‘BB’ with a ‘stable’ outlook remained unchanged.

Moody’s continued to rate the Company’s corporate credit rating as ‘Ba2’ with a ‘positive’ outlook in the first quarter of 2008.

Outlook for 2008 fully confirmed

For the full year 2008, the Company confirms its outlook and expects to achieve revenue of more than $10.4 billion, an increase of more than 7%.

Net income is projected to be between $805 million and $825 million in 2008, an increase of 12% to 15%.

In addition, the Company expects to spend $650 to $750 million on capital expenditures and $150 to $250 million on acquisitions. The debt/EBITDA ratio is projected to decrease below 2.8 by the end of 2008.

For 2010, Fresenius Medical Care continues to expect revenue of more than $11.5 billion. Earnings after tax are projected to grow in the low- to mid-teens per year.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are pleased to have a strong start into the year, which is fully in line with our expectations and guidance. We have made good progress on our growth initiatives and continue to expand our global products and services presence. We also have expanded our corporate research activities that will benefit our future. Our new product launches in International and North America, along with the ongoing capacity expansions, provide the basis for the continued growth. We also expect the trend of anemia outcomes in the U.S. to improve further. We are confident to achieve our targets for 2008.”

Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter of 2008 on Wednesday, April 30, 2008, at 3.30 p.m. CEDT / 9.30 a.m. EDT. The Company invites investors to listen to the live webcast of the call at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

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Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,600,000 individuals worldwide. Through its network of 2,297 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 177,059 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care	Three Months Ended
Statements of Earnings	March 31,

(in US-$ thousands, except	2008	2007	% Change
share and per share data)
(unaudited)

Net revenue
Dialysis Care	1,844,287	1,760,354	4.8%
Dialysis Products	667,437	560,317	19.1%
Total net revenue	2,511,724	2,320,671	8.2%

Cost of revenue	1,656,425	1,536,320	7.8%
Gross profit	855,299	784,351	9.0%
Selling, general and administrative	447,510	406,319	10.1%
Research and development	19,118	13,342	43.3%
Operating income (EBIT)	388,671	364,690	6.6%

Interest income	(5,380)	(3,582)	50.2%
Interest expense	88,198	98,493	-10.5%
Interest expense, net	82,818	94,911	-12.7%
Earnings before income taxes and minority interest	305,853	269,779	13.4%
Income tax expense	114,097	102,566	11.2%
Minority interest	5,883	6,935
Net income	185,873	160,278	16.0%

Operating income (EBIT)	388,671	364,690	6.6%
Depreciation and amortization	96,626	84,912	13.8%
EBITDA	485,297	449,602	7.9%

Total bad debt expenses	49,146	48,681

Earnings per ordinary share	$0.63	$0.54	15.4%
Earnings per ordinary ADS	$0.63	$0.54	15.4%

Weighted average number of shares
Ordinary shares	292,786,583	291,449,673
Preference shares	3,779,822	3,716,250

Percentages of revenue
Cost of revenue	65.9%	66.2%
Gross profit	34.1%	33.8%
Selling, general and administrative	17.8%	17.5%
Research and development	0.8%	0.6%
Operating income (EBIT)	15.5%	15.7%

Interest expense, net	3.3%	4.1%
Earnings before income taxes and minority interest	12.2%	11.6%
Income tax expense	4.5%	4.4%
Minority interest	0.2%	0.3%
Net income	7.4%	6.9%

EBITDA	19.3%	19.4%

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Fresenius Medical Care	Three Months Ended
Segment and Other Information	March 31,

(in US-$ million)	2008	2007	% Change
(unaudited)

Net revenue
North America	1,668	1,637	1.9%
International	844	684	23.4%
Total net revenue	2,512	2,321	8.2%

Operating income (EBIT)
North America	273	258	5.5%
International	143	121	18.8%
Corporate	(27)	(14)	89.9%
Total operating income (EBIT)	389	365	6.6%

Operating income in percentage of revenue
North America	16.4%	15.8%
International	17.0%	17.6%
Total	15.5%	15.7%

Employees
Full-time equivalents (March 31 compared to Dec. 31)	62,504	61,406

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Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most
directly comparable US-GAAP financial measures	Three Months Ended March 31,

(in US-$ million) (unaudited)	2008	2007

Segment information
North America
Net revenue	1,668	1,637
Costs of revenue and research and development	1,128	1,114
Selling, general and administrative	267	264
Costs of revenue and operating expenses	1,395	1,378
Operating income (EBIT)	273	258
Percent of revenue	16.4%	15.8%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue
incl. internal sales	303	281
less internal sales	(131)	(128)
Dialysis Products external sales	172	153
International
Dialysis Products revenue
incl. internal sales	566	459
less internal sales	(71)	(52)
Dialysis Products external sales	495	407

Reconciliation of cash flow from operating activities to EBITDA1)
Total EBITDA	485	450
Interest expense, net	(83)	(95)
Income tax expense	(114)	(103)
Change in working capital and other non cash items	(96)	31
Net cash provided by operating activities	192	283

Annualized EBITDA
Operating income (EBIT) last twelve months	1,604	1,436
Depreciation and amortization last twelve months	375	332
Non cash charges	41	36
Annualized EBITDA	2,020	1,804

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

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Fresenius Medical Care	March 31,	December 31,
Balance Sheet	(unaudited)	(audited)

(in US-$ million)	2008	2007

Assets
Current assets	4,054	3,859
Intangible assets	8,019	7,936
Other non-current assets	2,520	2,375
Total assets	14,593	14,170

Shareholders’ equity and liabilities
Current liabilities	2,886	3,026
Long-term liabilities	5,897	5,569
Shareholders’ equity	5,810	5,575
Total shareholders’ equity and liabilities	14,593	14,170

Equity/assets ratio:	40%	39%

Debt
Short-term borrowings	707	217
Short-term borrowings from related parties	11	2
Current portion of long-term debt and capital lease obligations	119	85
Current portion of Trust Preferred Securities	—	670
Long-term debt and capital lease obligations, less current portion	4,156	4,004
Trust Preferred Securities, less current portion	697	664
Total debt	5,690	5,642

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Fresenius Medical Care
Cash Flow Statement	2008	2007

Three Months Ended March 31,
(in US-$ million)
(unaudited)

Operating activities
Net income	186	160
Depreciation / amortization	97	85
Change in working capital and other non cash items	(91)	38
Cash Flow from operating activities	192	283

Investing activities
Purchases of property, plant and equipment	(160)	(117)
Proceeds from sale of property, plant and equipment	6	8
Capital expenditures, net	(154)	(109)
Free Cash Flow	38	174

Acquisitions, net of cash acquired	(71)	(90)
Proceeds from divestitures	39	—
Acquisitions net of divestitures	(32)	(90)
Free Cash Flow after investing activities	6	84

Financing activities
Change in accounts receivable securitization program	492	35
Change in intercompany debt	8	17
Change in other debt	141	(86)
Redemption of Trust Preferred Securities	(678)	—
Proceeds from exercise of stock options	7	4
Change in minority interest	(8)	(6)
Cash Flow from financing activities	(38)	(36)

Effects of exchange rates on cash	7	1
Net increase in cash	(25)	49

Cash at beginning of period	245	159
Cash at end of period	220	208

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Fresenius Medical Care Quarterly Performance Scorecard - Revenue

Three months ended March 31,	2008	cc	2007	cc
(in US-$ thousands, except per-treatment revenue)

North America
Net revenue	1,667,541		1,636,573
Growth year-over-year	1.9%		37.1%

Dialysis Care	1,495,241		1,483,255
Growth year-over-year	0.8%		40.0%
U.S. per treatment	326		329
Per treatment	322		325
Sequential growth	0.3%		-0.1%
Growth year-over-year	-0.9%		5.9%

Dialysis Products
incl. internal sales	302,870		280,825
Growth year-over-year	7.9%		25.0%
External sales	172,299		153,318
Growth year-over-year	12.4%		14.2%

International
Net revenue	843,995		684,098
Growth year-over-year	23.4%	10.4%	23.6%	16.8%

Dialysis Care	349,045		277,099
Growth year-over-year	26.0%	13.0%	29.9%	24.1%
Per treatment	168	151	144	137
Sequential growth	5.1%		3.7%
Growth year-over-year	17.1%	5.0%	10.8%	5.8%

Dialysis Products
incl. internal sales	566,214		459,116
Growth year-over-year	23.3%	10.1%	21.7%	14.2%
External sales	494,950		407,000
Growth year-over-year	21.6%	8.7%	19.7%	12.2%

cc = at constant exchange rates

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Fresenius Medical Care Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended March 31,	2008	2007

North America
Number of treatments	4,647,996	4,481,077
Treatments per day	60,364	58,191
Per day sequential growth	1.6%	1.2%
Per day year-over-year growth	3.7%	32.7%
Same market growth year-over-year	2.7%	2.8%

International
Number of treatments	2,075,783	1,929,275
Same market growth year-over-year	7.1%	6.3%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses

Three months ended March 31,	2008	2007

North America
Costs of revenue and operating expenses
Percent of revenue	83.6%	84.2%
Selling, general and administrative
Percent of revenue	16.0%	16.1%
Bad debt expenses
Percent of revenue	3.0%	2.9%
Dialysis Care operating expenses/Treatment (in US-$)	271	272
Sequential growth	3.2%	1.8%
Growth year-over-year	-0.3%	3.3%

Total Group
Costs of revenue and operating expenses
Percent of revenue	84.5%	84.3%
Selling, general and administrative
Percent of revenue	17.8%	17.5%
Effective tax rate	37.3%	38.0%

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Fresenius Medical Care Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended March 31,	2008	2007
(in US-$ thousands, except number of de novos)

Total Group
Operating Cash Flow	191,945	282,754
Percent of revenue	7.6%	12.2%

Free Cash Flow before acquisitions	37,499	174,111
Percent of revenue	1.5%	7.5%

Acquisitions net of divestitures	31,620	89,930

Capital expenditures, net	154,446	108,643
Percent of revenue	6.1%	4.7%

Maintenance	78,652	52,932
Percent of revenue	3.1%	2.3%

Growth	75,794	55,712
Percent of revenue	3.0%	2.4%

Number of de novos	44	18
North America	29	12
International	15	6

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet

Three months ended March 31,	2008	2007

Total Group
Debt (in US-$ million)	5,690	5,569
Debt/EBITDA	2.8	3.1

North America
Days sales outstanding	60	58

International
Days sales outstanding	107	109

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Fresenius Medical Care Quarterly Performance Scorecard

Three months ended March 31,	2008	2007

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	95%	93%
Hemoglobin >= 11g/dl	74%	82%
Albumin >= 3.5 g/dl 1)	80%	79%
Phosphate 3.5-5.5mg/dl	53%	51%
Hospitalization days per patient 2) (12 months ending March 31,)	10.7	11.3

Demographics
North America (U.S.)
Average age (yr)	62	62
Average time on dialysis (yr)	3.5	3.4
Average body weight (kg)	79	78
Prevalence of diabetes	53%	52%

1) International standard BCR CRM470

2) Hospitalization data without former RCG facilities

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